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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*

                              AXA FINANCIAL, INC.
            (formerly known as The Equitable Companies Incorporated)
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                  29444G 10 7
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                                 (CUSIP Number)

              CHRISTIANNE BUTTE, HEAD OF CENTRAL LEGAL DEPARTMENT
                            AXA, 21 AVENUE MATIGNON
                              75008 PARIS, FRANCE
                             (011 33 1) 40 75 56 38
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                WITH A COPY TO:
                             PETER S. WILSON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000

                               DECEMBER 14, 2000
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            (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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    This Amendment No. 11 amends and supplements the Statement on Schedule 13D
("Schedule 13D") initially filed on August 3, 1992 with the Securities and Exchange Commission (the "SEC"), as amended and restated in its entirety by Amendment No. 8 to the Schedule 13D ("Amendment No. 8") filed on October 24, 2000 with the SEC by AXA, Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA Conseil Vie Assurance Mutuelle, Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, as Trustees under the Voting Trust Agreement, and Lor Finance, S.A. (collectively, the "Reporting Persons") as further amended by Amendment No. 9 to the Schedule 13D filed on December 8, 2000 and Amendment
No. 10 to the Schedule 13D filed on December 14, 2000, which Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of AXA Financial, Inc., a Delaware corporation formerly known as The Equitable Companies Incorporated (the "Company").

    Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in Amendment No. 8.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 is hereby amended and supplemented by replacing the last sentence of the last paragraph with the following language:

    On December 14, 2000, final documentation relating to the $5.0 billion multicurrency dual tranche credit facility (the "Credit Facilities Agreement") was executed by AXA, as borrower, the Arrangers, Societe Generale, as agent, and a number of banks. The Credit Facilities Agreement is filed herewith as Exhibit 22. On December 15, 2000, AXA, as issuer, and The Bank of New York, as trustee, entered into an indenture (the "Indenture") and a supplemental indenture (the "Supplemental Indenture") relating to the $900,000,000 initial aggregate principal amount of 8.60% Subordinated Notes due December 15, 2030, the (POUND)325,000,000 initial aggregate principal amount of 7.125% Subordinated Notes due December 15, 2020 and the (EURO)650,000,000 initial aggregate principal amount of 6.75% Subordinated Notes due December 15, 2020. The Indenture and the Supplemental Indenture are filed herewith as Exhibits 23 and 24, respectively. Each of the Prospectus, the Commitment Letter, the Summary Terms and Conditions for Credit Facility, the Press Release (Notes), the Credit Facilities Agreement, the Indenture and the Supplemental Indenture are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

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  Item 7 is hereby amended and supplemented to add the following exhibits:

  Exhibit 22 Multicurrency Term and Revolving Credit Facilities Agreement dated December 14, 2000 between AXA, as Borrower, the Arrangers, Societe Generale, as Agent, and the banks named therein. (incorporated by reference to Exhibit 1 to the Report on Form 6-K furnished by AXA on December 21, 2000)

  Exhibit 23 Indenture dated as of December 15, 2000 between AXA, as Issuer, and The Bank of New York, as Trustee. (incorporated by reference to Exhibit 2 to the Report on Form 6-K furnished by AXA on December 21, 2000)

  Exhibit 24 First Supplemental Indenture dated as of December 15, 2000 between AXA, as Issuer, and The Bank of New York, as Trustee, relating to the issuance of $900,000,000 initial aggregate principal amount of 8.60% Subordinated Notes due December 15, 2030, (POUND)325,000,000 initial aggregate principal amount of 7.125% Subordinated Notes due
                 December 15, 2020 and (EURO)650,000,000 initial aggregate principal amount of 6.75% Subordinated Notes due
                 December 15, 2020. (incorporated by reference to Exhibit 3 to the Report on Form 6-K furnished by AXA on December 21,
                 2000)
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2000

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                                                       AXA*

                                                       By:         /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                                  Name: Gerard de La Martiniere
                                                                  Title: Chief Financial Officer
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*       Pursuant to the Filing Agreements with respect to the
        Schedule 13D among the Reporting Persons, filed as Exhibit 8 to the Schedule 13D, this statement on Schedule 13D is being filed by AXA on behalf of each of AXA, Finaxa, AXA
        Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle,
        AXA Courtage Assurance Mutuelle (formerly known as Uni
        Europe Assurance Mutuelle) and AXA Conseil Vie Assurance
        Mutuelle (formerly known as Alpha Assurances Vie Mutuelle
        and into which Alpha Assurances I.A.R.D. Mutuelle was
        merged), Claude Bebear, Patrice Garnier and Henri de
        Clermont-Tonnerre, as Trustees under the Voting Trust
        Agreement, and Lor Finance, S.A.
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                                 EXHIBIT INDEX

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EXHIBIT NO.                          DESCRIPTION
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Exhibit 22   Multicurrency Term and Revolving Credit Facilities Agreement
             dated December 14, 2000 between AXA, as Borrower, the Arrangers, Societe Generale, as Agent, and the banks named therein. (incorporated by reference to Exhibit 1 to the Report on Form 6-K furnished by AXA on December 21, 2000)

Exhibit 23 Indenture dated as of December 15, 2000 between AXA, as Issuer, and The Bank of New York, as Trustee. (incorporated by reference to Exhibit 2 to the Report on Form 6-K furnished by AXA on December 21, 2000)

Exhibit 24 First Supplemental Indenture dated as of December 15, 2000 between AXA, as Issuer, and The Bank of New York, as Trustee, relating to the issuance of $900,000,000 initial aggregate principal amount of 8.60% Subordinated Notes due December 15, 2030, (POUND)325,000,000 initial aggregate principal amount of 7.125% Subordinated Notes due
             December 15, 2020 and (EURO)650,000,000 initial aggregate principal amount of 6.75% Subordinated Notes due
             December 15, 2020. (incorporated by reference to Exhibit 3 to the Report on Form 6-K furnished by AXA on December 21,
             2000)
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